Exhibit 99.2

OSTIN TECHNOLOGY GROUP CO., LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED)

OSTIN TECHNOLOGY GROUP CO., LTD.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND SEPTEMBER 30, 2025

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	Mar 31, 2026	Sep 30, 2025

ASSETS
Current Assets
Cash and cash equivalents	$1,796,105	$5,074,702
Accounts receivable, net	4,289,397	3,518,914
Inventories, net	5,028,764	6,349,333
Advances to suppliers, net	1,029,273	1,668,549
Tax receivables	809,088	665,958
Due from related parties	215,178	570,086
Prepaid expenses and other receivables	1,958,009	527,009
Total Current Assets	15,125,814	18,374,551
Property, plant and equipment, net	33,138,328	29,678,398
Land use rights, net	1,345,241	1,303,480
Intangible assets, net	4,184,260	3,580,880
Restricted cash	320,383	310,437
TOTAL ASSETS	$54,114,026	$53,247,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$6,890,202	$8,074,860
Accrued expenses and other current liabilities	4,226,527	1,975,607
Contract liabilities	790,915	1,293,860
Due to related parties	3,590,461	5,142,781
Short-term borrowings	25,370,310	23,248,346
Total Current Liabilities	40,868,415	39,735,454
Long-term borrowings	4,639,026	2,387,976
Long-term payables	93,453	162,981

TOTAL LIABILITIES	$45,600,894	$42,286,411

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY*
Clas A ordinary share, $0.025 par value, 399,280,000 shares authorized, 5,963,920 shares issued and outstanding as of March 31, 2026 and September 30, 2025	149,099	149,099
Clas B ordinary share, $0.025 par value, 640,000 shares authorized, 28,000 shares issued and outstanding as of March 31, 2026 and September 30, 2025	700	700
Preference share, $0.025 per value, 80,000 shares authorized, 0 shares issued and outstanding as of March 31, 2026 and September 30, 2025	-	-
Additional paid-in capital	36,124,066	36,124,066
Statutory reserves	1,497,772	1,497,772
Accumulated deficit	(33,297,191)	(28,543,211)
Accumulated other comprehensive loss	(1,951,711)	(2,228,612)
Total Equity Attributable to Ostin Technology Group Co., Ltd.	2,522,735	6,999,814
Equity attributable to non-controlling interests	5,990,397	3,961,521
Total Shareholders’ Equity	8,513,132	10,961,335
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$54,114,026	$53,247,746

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the six months ended
	March 31,
	2026	2025

Sales	$17,502,226	$20,843,086
Cost of sales	(16,046,660)	(18,941,243)
Gross profit	1,455,566	1,901,843

Operating expenses:
Selling and marketing expenses	(1,072,696)	(1,010,350)
General and administrative expenses	(3,036,411)	(4,202,385)
Research and development costs	(1,272,809)	(1,564,969)
Total operating expenses	(5,381,916)	(6,777,704)

Operating loss	(3,926,350)	(4,875,861)

Other income (expenses):
Interest expense, net	(960,100)	(1,227,192)
Other income, net	(82,782)	422,009
Total other expenses, net	(1,042,882)	(805,183)

Loss before income taxes	(4,969,232)	(5,681,044)
Income tax expense	-	(42)

Net loss	(4,969,232)	(5,681,086)
Net loss attributable to non-controlling interests	(215,252)	(501,672)
Net loss attributable to Ostin Technology Group Co., Ltd.	(4,753,980)	(5,179,414)

Net loss	(4,969,232)	(5,681,086)

Other comprehensive income (loss):
Foreign currency translation adjustment	220,027	953,158
Comprehensive loss	(4,749,205)	(4,727,928)
Comprehensive (loss) income attributable to non-controlling interests	(272,126)	(559,681)
Comprehensive loss attributable to Ostin Technology Group Co., Ltd.	(4,477,079)	(4,168,247)

Loss per share
Basic and diluted*	$(0.80)	$(74.59)
Weighted average number of ordinary shares outstanding
Basic and diluted	5,963,920	69,439

*	The financial statements give retroactive effect to the August 5, 2025 one-for-twenty-five reverse share split.

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED   CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Class A Shares*	Amount	Class B Shares*	Amount	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Non- controlling interests	Total shareholders’ equity
Balance as at September 30, 2025	5,963,920	149,099	28,000	700	36,124,066	1,497,772	(28,543,211)	(2,228,612)	3,961,521	10,961,335
Addition paid in capital	-	-	-	-	-	-	-	-	529,909	529,909
Capital contribution by Non- controlling interests	-	-	-	-	-	-	-	-	1,771,093	1,771,093
Foreign currency translation loss	-	-	-	-	-	-	-	276,901	(56,874)	220,027
Net loss	-	-	-	-	-	-	(4,753,980)	-	(215,252)	(4,969,232)

Balance as at March 31, 2026	5,963,920	149,099	28,000	700	36,124,066	1,497,772	(33,297,191)	(1,951,711)	5,990,397	8,513,132